UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

450047204

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

August 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

SCHEDULE 13D

CUSIP No. 450047204	Page 2 of 17 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 86,997
8. SHARED VOTING POWER 265,635,176
9. SOLE DISPOSITIVE POWER 86,997
10. SHARED DISPOSITIVE POWER 270,060,615

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,060,615
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.67%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 450047204	Page 3 of 17 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 265,635,176
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 270,060,615

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,060,615
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.67%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 4 of 17 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 265,635,176
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 270,060,615

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,060,615
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.67%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 5 of 17 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 265,635,176
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 270,060,615

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,060,615
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.67%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 6 of 17 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dolphin Fund PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,425,439
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 270,060,615

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,060,615
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.67%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 7 of 17 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 265,635,176
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 270,060,615

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,060,615
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.67%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 8 of 17 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agrology S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 265,635,176
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 270,060,615

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,060,615
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.67%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 9 of 17 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 265,635,176
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 270,060,615

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,060,615
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.67%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 10 of 17 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 265,635,176
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 270,060,615

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,060,615
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.67%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 11 of 17 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 8 TO SCHEDULE 13D

This Amendment No. 8 Schedule 13D (“Amendment No. 8”) amends and restates Items 3, 4 and 5 and supplements Item 6 of the Schedule 13D filed by IRSA with the SEC (the “Schedule 13D”), as amended and restated from time to time. Capitalized terms used in this Amendment No. 8 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

CUSIP No. 450047204	Page 12 of 17 Pages

Item 3.	Source and Amount of Funds or Other Consideration

As of August 21, 2008, the IRSA common shares beneficially owned by the Reporting Persons consisted of 270,060,615 shares, representing 46.67% of IRSA’s outstanding share capital.

The funds used to purchase the IRSA common shares were derived from (i) Cresud’s capital increase, (ii) working capital and (iii) short term borrowings.

Item 4.	Purpose of Transaction

Since July 23, 2008, the Reporting Persons increased their beneficial ownership of IRSA common shares by acquiring shares representing an additional 0.77% (net of sales of common shares since such date) of IRSA’s outstanding share capital. Such increase was the net result of purchases (net of sales in the open market) of the equivalent of 4,431,010 IRSA common shares acquired in the open market.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A previously filed, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

These transactions were effected from July 23, 2008 to August 21, 2008 (the “Transaction Period”).

Item 5.	Interests in Securities of the Issuer

(a)	As of August 21, 2008, the Reporting Persons beneficially owned 270,060,615 common shares of IRSA, representing 46.67% of its outstanding share capital.

The following is a description of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as of August 21, 2008:

Shareholder	Number of Shares Currently Owned	% of Currently Outstanding Shares
Reporting Persons	270,060,615	46.67%
Total IRSA Outstanding Shares	578,676,460

(i)

Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, Dolphin, CAM, CVC Uruguay and CVC Cayman, except for Agrology a company 97% of Cresud. Elsztain is the beneficial owner of 36.46% of IFIS, including: (a) 15.97% owned directly, (b) 1.62% owned indirectly through CVC Uruguay, (c) 9.44% owned indirectly through Dolphin and (d) 9.43% owned indirectly through CVC Cayman. Elsztain owns 85.0% of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman. On March 11, 2008, Elsztain signed an Irrevocable Proxy with Baldwin Enterprises Inc. (“Baldwin”) in which he agreed to cause CVC Cayman, in its capacity as the investment manager of Dolphin, to relinquish voting rights only with respect to any common shares of IFIS, IFISA,

CUSIP No. 450047204	Page 13 of 17 Pages

IRSA and Cresud owned by Dolphin in favor of the independent directors of Dolphin. Thus, Elsztain by virtue of his position and voting power may be deemed to have voting power equal to 26.36% of IFIS’ voting rights.

(ii)	IFIS is the direct owner of 100% of the common shares of IFISA.

(iii)	IFISA directly owns 0.26% of IRSA’s outstanding stock and 33.42% of Cresud’s shares on a fully diluted basis.

(iv)	Cresud directly owns the equivalent of 241,508,787 common shares of IRSA, which amounts to 41.73% of IRSA’s outstanding stock.

(v)	Dolphin Fund directly owns 0.76% of IRSA’s outstanding stock.

(vi)	CVC Cayman serves as the Investment Manager of Dolphin Fund Plc and IFIS and does not own IRSA common shares.

(vii)	CAM directly owns 0.11% of IRSA’s outstanding stock.

(viii)	Agrology directly owns 3.78% of IRSA’s outstanding stock.

CUSIP No. 450047204	Page 14 of 17 Pages

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as of August 21, 2008:

Ownership structure

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 270,060,615 common shares, representing 46.67% of the issued and outstanding common shares of IRSA, as of August 21, 2008.

(b)	Item 5(a) is incorporated herein by reference.

(c)	Transactions by the Reporting Persons or other persons named in Schedule A previously filed in IRSA common shares that were effected during the transaction period are listed on Annex I, which is incorporated herein by reference.

(d)-(e)	Not applicable.

CUSIP No. 450047204	Page 15 of 17 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6. of the Amendment No. 6 and 7 previously filed is hereby amended by adding the following agreement.

Securities Loan Agreement: On August 6, 2008, as amended on August 11, 2008, Agrology entered into a Securities Loan Agreement with IFISA, by which Agrology granted 1,275,022 GDRs representative of 10 common shares, with a nominal value of Ps. 1 per share, of IRSA. This loan agreement will accrue interest at a monthly rate equivalent to 3 month LIBOR, plus 150 basis points and will be effective for 30 days, renewable for equal periods, and up to 360 days.

Notwithstanding the aforementioned agreement, Agrology maintains the political and economic rights related to the GDRs. As regards exercising the political rights, Agrology will grant a power of attorney to IFISA with the respective voting instructions. As regards the economic rights, IFISA commits to transfer immediately to Agrology the dividends received.

CUSIP No. 450047204	Page 16 of 17 Pages

Transactions by the Reporting Persons or persons named in Schedule A hereto in Shares that were effected during the Transaction Period

Annex 1

Cresud ‘s transactions in IRSA GDR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	7/23/2008	15.914,00	$11,1488	NYSE
Buy	7/24/2008	75.214,00	$10,9149	NYSE
Buy	7/25/2008	1.100,00	$11,0618	NYSE
Buy	7/28/2008	80.389,00	$10,8504	NYSE
Buy	7/31/2008	4.990,00	$10,7548	NYSE
Buy	8/1/2008	14.350,00	$10,7566	NYSE
Buy	8/4/2008	6.200,00	$10,6376	NYSE
Buy	8/5/2008	40.880,00	$10,5292	NYSE
Buy	8/6/2008	35.200,00	$10,4126	NYSE
Buy	8/7/2008	49.250,00	$10,2681	NYSE
Buy	8/8/08	9.100,00	$10,1497	NYSE
Buy	8/11/08	31.900,00	$10,0793	NYSE
Buy	8/12/08	29.394,00	$9,9883	NYSE
Buy	8/13/08	18.900,00	$9,7967	NYSE
Buy	8/14/08	15.000,00	$9,6631	NYSE
Buy	8/15/08	15.300,00	$9,4952	NYSE
Buy	8/19/08	150.000,00	$9,0400	NYSE
Buy	8/19/08	450.000,00	$9,0278	NYSE
Buy	8/21/08	150.000,00	$9,09	NYSE

Eduardo Elsztain’s transactions in IRSA Shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	8/20/2008	200.00	ARS 2.8000	Buenos aires Stock Exchange

IFIS transactions in IRSA GDR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Sell	8/19/2008	150,000.00	$9,0400	NYSE
Sell	8/19/2008	450,000.00	$9,0278	NYSE
Sell	8/21/2008	150,000.00	$9,09	NYSE

CUSIP No. 450047204	Page 17 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: August 21, 2008

Eduardo S. Elsztain		Consultores Assets Mangement S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Venture Capital Limited

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Inversiones Financieras del Sur S.A.		Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

		By:	/S/ Saúl Zang
		Name:	Saúl Zang
		Title:	Attorney at Law

Dolphin Fund PLC		Agrology S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Alejandro G. Elsztain
Name:	Eduardo S. Elsztain	Name:	Alejandro G. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Consultores Venture Capital Uruguay

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board